EXHIBIT 2.3

January 5, 2012

Alexei Marko

Chief Executive Officer

Neovasc Inc.

13700 Mayfield Place, Suite 2135

Richmond BC V6V 2E4 Canada

Re:	Amendment No. 2 to Purchase Option Agreement (this “Amendment”)

Dear Alexei:

We refer to the Purchase Option Agreement, dated for reference as of December 30, 2008 and with an effective date of January 26, 2009, by and between LeMaitre Vascular, Inc., a Delaware corporation, on the one hand, and Neovasc Inc, a Federal Canadian Corporation and Neovasc Medical Inc., a British Columbia corporation, on the other hand, as amended by that certain Amendment No. 1 to Exclusive Distribution Agreement and Purchase Option Agreement, dated January 22, 2009 (as amended, the “Option Agreement”). We hereby propose, and by your countersignature hereto, you hereby agree, to amend the Option Agreement as follows:

1.	The first “Whereas” clause in the preamble to the Option Agreement shall be deleted in its entirety and replaced with the following language:

WHEREAS, Seller has: (a) pursuant to the Distribution Agreement, appointed Purchaser as its exclusive distributor of the strip-shaped surgical patches capable of use in human vascular surgical applications listed on Exhibit A thereto on the terms and subject to the conditions set forth therein, and (b) pursuant to the Distribution Agreement, dated November 6, 2009, by and between Purchaser and Parent, as amended October 18, 2011 and further amended on January 5, 2012 (as amended, the “Non-Exclusive Distribution Agreement”), appointed Purchaser as its non-exclusive distributor of the surgical patches capable of use in human vascular surgical applications listed on Exhibit A thereto on the terms and subject to the conditions set forth therein, and (c) pursuant to the Distribution Agreement – Canada, dated January 5, 2012, by and between the Purchaser and Parent (the “Canadian Distribution Agreement”), appointed Purchaser as its exclusive distributor of the products listed therein subject to the satisfaction of certain pre-conditions (the products listed on Exhibit A to the Distribution Agreement, Exhibit A to the Non-Exclusive Distribution Agreement, and referenced in Exhibit A to the Canadian Distribution Agreement are collectively the “Products”).

2.	Section 2.4(b) of the Option Agreement is hereby deleted in its entirety and replaced with the following:

“(b) one hundred and sixty two and a half percent (162.5%) of the aggregate amounts invoiced by Seller to Purchaser pursuant to:

(x)	Section 3.3 of the Distribution Agreement during the twenty-four (24) calendar months preceding the date Purchaser delivers the Purchase Option Exercise Notice pursuant to Section 1.1(a) divided by two, or US$1,076,923, whichever amount is greater; plus

(y)	Section 3.3 of the Canadian Distribution Agreement during the twelve (12) calendar months preceding the date Purchaser delivers the Purchase Option Exercise Notice pursuant to Section 1.1(a), or US$175,000, whichever amount is greater, provided that the Canadian Distribution Agreement is effective, plus

(z)	Section 3.3 of the Non-Exclusive Distribution Agreement during the twelve (12) calendar months preceding the date Purchaser delivers the Purchase Option Exercise Notice pursuant to Section 1.1(a), or US$460,000, whichever amount is greater.

The aggregate amounts comprised of Section 2.4(b)(x), (y) and (z) is the “Purchase Price”.

3.	Section 4.5(a) of the Option Agreement is hereby amended by adding the following after the last sentence:

For avoidance of doubt, Seller’s development and sale of products, alone or with others, which combine biological tissues with inorganic components, or involve specialized surgical tissues not intended for vascular repair, which are developed for transcatheter valve replacement or repair or which do not compete with the existing customary uses of the HVT Business do not constitute a Competing HVT Business.

4.	Section 4.5(b) of the Option Agreement is hereby amended by adding the following after the last sentence:

For avoidance of doubt, such restriction shall include against Purchaser’s sale of the Products to any Third Parties where Purchaser knows such Third Party intends to use the Products to engage in a Competing Remaining Business.

5.	The Purchased Assets and the definitions of the items which comprise the Purchased Assets, including “Deposit Materials”, “Specifications”, “Neovasc Technology” and “Purchased Intellectual Property”, shall for all purposes under the Option Agreement be deemed to include, mutatis mutandis, the “Products” as defined by this Amendment, including those Products listed in each of the Exclusive Distribution Agreement, the Canadian Distribution Agreement and the Non-Exclusive Distribution Agreement.

6.	The “Territory” shall be deemed to include the Territory as defined in the Exclusive Distribution Agreement, Non-Exclusive Distribution Agreement and the Canadian Distribution Agreement. In connection with Section 4.4 of the Option Agreement, Seller’s wind-down rights inside the Territory for its supply of Products under the Non-Exclusive Distribution Agreement shall coincide with the timing for the Option Agreement, such that Seller shall provide notice to any Third Party Distributors as soon as practical following its receipt of the Purchase Election Notice, and shall cease such supply of such Products on or prior to the Closing.

7.	In connection with this Amendment, Seller shall be permitted to provide an update to the Seller Disclosure Schedules to the extent that such update pertains to the products listed on Exhibit A to the Non-Exclusive Distribution Agreement. Such updated Seller Disclosure Schedules, if any, are attached hereto as Schedule A to this Amendment.

Each party hereby confirms that the representations and warranties made by it in the Option Agreement remain materially true and correct in all respects. All terms and provisions of the Option Agreement, as amended hereby, are hereby ratified and affirmed. This letter may be executed in any number of counterparts, which together shall constitute one instrument, and shall bind and inure to the benefit of the parties and their respective successors and assigns. This Amendment shall be construed in accordance with the laws (other than conflict of laws rules) of the Commonwealth of Massachusetts.

Please indicate your agreement by executing and returning the enclosed copy of this letter to our attention.

Yours very truly,

LEMAITRE VASCULAR, INC.

By:	/s/ David B. Roberts
Name:	David B. Roberts
Title:	President

Accepted and agreed:

NEOVASC INC.		NEOVASC MEDICAL INC.

By:	/s/ Alexei Marko	By:	/s/ Alexei Marko
Name:	Alexei Marko	Name:	Alexei Marko
Title:	Chief Executive Officer	Title:	Chief Executive Officer

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